UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                Amendment No. 1


                    Under the Securities Exchange Act of 1934



                               Allin Corporation

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                    019924109
                                 (CUSIP Number)

       Cathy Sigalas, Esq.,1001 Nineteenth Street North, Arlington, VA  22209
                                 (703) 469-1072

     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  1    NAME OF REPORTING PERSON: Emanuel J. Friedman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

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  3
       SEC USE ONLY

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  4
       SOURCE OF FUNDS
       PF
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  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


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  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       1,254,677(1)
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       1,254,677(1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,254,677(1)
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18%(1)
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
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(1) Mr.  Friedman may be deemed to indirectly  beneficially  own these shares by virtue of his "control" position as Co-Chairman and Co-Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc. Mr. Friedman disclaims beneficial ownership of such shares.

ITEM 1.     Security and Issuer.

        This statement relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Allin Corporation (the "Issuer") having its principal offices at at 133 North Fairfax Street, Alexandria, Virginia 22314.


ITEM 2.     Identity and Background.

      This  statement is being filed by Emanuel J. Friedman:

      (a) Emanuel J. Friedman;

      (b) 1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Co-Chairman and Co - Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc.

  (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Friedman is a United States citizen.


ITEM 5.     Interest in Securities of the Issuer.

   (a)-(b) As of November 30, 2003:

        (i) Mr. Friedman directly jointly beneficially owns 95,000 shares of Class A common stock (1.36%) of the Issuer, which percentage is calculated based upon 6,967,339 shares of the Common Stock disclosed by the Issuer as outstanding in its most recently available filing with the Commission by the Issuer.

       (ii) Mr. Friedman may be deemed to indirectly beneficially own
            1,159,677 shares of Class A common stock (16.64%) by virtue of his "control" position as Co-Chairman and Co-Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc.

   (c) Except as set forth above, Mr. Friedman has not effected any transaction in the Shares during the last 60 days.

   (d) No person other than the record owner referred to herein of shares Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of the Common Stock beneficially owned by either the Reporting Person.

  (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

        Not applicable.



                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 9, 2003

                                    /s/ EMANUEL J. FRIEDMAN
                                    ---------------------------------
                                    Emanuel J. Friedman